UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Dunkin’ Brands Group, Inc.

(Name of Subject Company)

Vale Merger Sub, Inc.

(Offeror)

Inspire Brands, Inc.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

265504100

(CUSIP Number of Class of Securities)

Nils H. Okeson

Chief Administrative Officer, General Counsel and Secretary

Three Glenlake Parkway

Atlanta, GA 30328

(678) 514-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jeffrey D. Marell, Rachael G. Coffey, and Robert B. Schumer Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,862,928,598	$966,946

*

Calculated solely for purposes of determining the filing fee. The transaction value was calculated by adding (a) 82,417,076 shares of common stock, par value $0.001 per share (the “Shares”), of Dunkin’ Brands Group, Inc., a Delaware corporation (“Dunkin’ Brands”), issued and outstanding, multiplied by the offer price of $106.50 per Share, (b) 1,214,659 Shares issuable pursuant to outstanding options to acquire Shares from the Company with an exercise price less than the offer price of $106.50 per share, multiplied by $44.74, which is the offer price of $106.50 per share minus the weighted average exercise price for such options of $61.76 per share, (c) 135,099 Shares issuable pursuant to outstanding restricted stock units multiplied by the offer price of $106.50 (d) 155,490 Shares issuable pursuant to outstanding performance stock units multiplied by the offer price of $106.50 and (e) 2,051 Shares subject to outstanding purchase rights under the Dunkin’ Brands employee stock purchase plan multiplied by the offer price of $106.50. The calculation of the filing fee is based on information provided by Dunkin’ Brands as of November 6, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.00010910.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Vale Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Inspire Brands, Inc. (“Parent”), a Delaware corporation, for any and all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Dunkin’ Brands Group, Inc. (“Dunkin’ Brands”), at a price of $106.50 per Share, without interest, net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2020 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Dunkin’ Brands Group, Inc.

130 Royall Street

Canton, Massachusetts 02021

(781) 737-3000

(b) Securities. The information set forth in the section of the Offer to Purchase entitled “Introduction” and Section 6 — “Price Range of Shares; Dividends” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. This Schedule TO is filed by (i) Parent and (ii) Purchaser. The information set forth in the “Summary Term Sheet”, Section 8 — “Certain Information Concerning Parent and Purchaser” in the Offer to Purchase and in Schedule I —“Information Relating to Parent, Purchaser and Certain Related Parties” in the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. For purposes of subsection (a)(1)(i)-(viii), (x) and (xii), the information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 1 — “Terms of the Offer”

Section 2 — “Acceptance for Payment and Payment for Shares”

Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

Section 4 — “Withdrawal Rights”

Section 5 — “Certain United States Federal Income Tax Consequences”

Section 13 — “Certain Effects of the Offer”

Section 15 — “Conditions of the Offer”

Subsections (a)(1)(ix) and (xi) are not applicable.

For purposes of subsections (a)(2)(i)-(iii) and (vii) the information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 1 — “Terms of the Offer”

Section 5 — “Certain United States Federal Income Tax Consequences”

Section 10 — “Background of the Offer; Past Contacts or Negotiations with Dunkin’ Brands”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Dunkin’ Brands”

Section 13 — “Certain Effects of the Offer”

Subsections (a)(2)(iv)-(vi) are not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 8 — “Certain Information Concerning Parent and Purchaser”

Section 10 — “Background of the Offer; Past Contacts or Negotiations with Dunkin’ Brands”

Section 11 — “The Merger Agreement; Other Agreements”

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 10 — “Background of the Offer; Past Contacts or Negotiations with Dunkin’ Brands”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Dunkin’ Brands”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Section 12 — “Purpose of the Offer; Plans for Dunkin’ Brands”

(c) Plans. For purposes of subsections (c)(1) and (4)-(7), the information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 10 — “Background of the Offer; Past Contacts or Negotiations with Dunkin’ Brands”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Dunkin’ Brands”

Section 13 — “Certain Effects of the Offer”

Section 14 — “Dividends and Distributions”

Subsections (c)(2)-(3) are not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the “Summary Term Sheet” and Section 9 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in Section 8 — “Certain Information Concerning Parent and Purchaser” and Schedule I of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the “Summary Term Sheet” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Dunkin’ Brands ” and Section 17 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	Financial Information. Not applicable.

(b)	Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreement, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference.

Summary Term Sheet

Section 10 — “Background of the Offer; Past Contacts or Negotiations with Dunkin’ Brands ”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Dunkin’ Brands ”

Section 13 — “Certain Effects of the Offer”

Section 16 — “Certain Legal Matters; Regulatory Approvals”

(c) Other Material Information. For purposes of subsection (c) the information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated November 16, 2020.

(a)(1)(B)*	Letter of Transmittal, dated November 16, 2020.

(a)(1)(C)*	Notice of Guaranteed Delivery, dated November 16, 2020.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 16, 2020.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 16, 2020.

(a)(1)(F)*	Summary Advertisement, as published in The Wall Street Journal on November 16, 2020.

(a)(5)(A)	Joint Press Release issued by Inspire Brands, Inc. and Dunkin, Inc., dated November 2, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K by Dunkin’ Brands Group, Inc. filed on November 2, 2020).

(a)(5)(B)	Fact Sheet, dated November 2, 2020 (incorporated by reference to the Schedule TO-C filed by Vale Merger Sub, Inc. filed with the Securities and Exchange Commission on November 2, 2020).

(a)(5)(C)	Letter, dated November 2, 2020 from Paul Brown to Inspire Team Members (incorporated by reference to the Schedule TO-C filed by Vale Merger Sub, Inc. filed with the Securities and Exchange Commission on November 2, 2020).

(a)(5)(D)	Wall Street Journal Article, dated October 30, 2020 (incorporated by reference to the Schedule TO-C filed by Vale Merger Sub, Inc. filed with the Securities and Exchange Commission on November 2, 2020).

(a)(5)(E)	Townhall Presentation, dated November 2, 2020 (incorporated by reference to the Schedule TO-C filed by Vale Merger Sub, Inc. filed with the Securities and Exchange Commission on November 3, 2020).

(a)(5)(F)	Townhall Presentation, dated November 4, 2020 (incorporated by reference to the Schedule TO-C filed by Vale Merger Sub, Inc. filed with the Securities and Exchange Commission on November 4, 2020).

(a)(5)(G)	Newsletter, dated November 13, 2020 (incorporated by reference to the Schedule TO-C filed by Vale Merger Sub, Inc. filed with the Securities and Exchange Commission on November 13, 2020).

(b)(1)*	Amended and Restated Base Indenture, dated as of July 31, 2020, by and among Arby’s Funding, LLC, as issuer, and Citibank, N.A., as trustee and securities intermediary.

(b)(2)*	Series 2020-1 Supplement to Amended and Restated Base Indenture, dated as of July 31, 2020, by and among Arby’s Funding, LLC, as issuer, and Citibank, N.A., as trustee and series 2020-1 securities intermediary.

Exhibit No.	Description

(b)(3)*	Class A-1 Note Purchase Agreement (Series 2020-1 Class A-1 Notes), dated as of July 31, 2020, by and among Arby’s Funding, LLC, as issuer, the guarantors party thereto, Arby’s Restaurant Group, Inc., as manager, the conduit investors party thereto, the committed note purchasers party thereto, the funding agents party thereto, and Coöperatieve Rabobank U.A., New York Branch, as L/C provider, swingline lender and administrative agent.

(b)(4)*	Second Amended and Restated Commitment Letter, dated as of November 12, 2020, among IRB Holding Corp., Barclays Bank PLC, Credit Suisse Loan Funding LLC, Credit Suisse AG, Cayman Islands Branch, Wells Fargo, Securities, LLC, Wells Fargo Bank, N.A., Goldman Sachs Bank USA, KeyBanc Capital Markets Inc., KeyBank National Association, Coöperatieve Rabobank U.A., New York Branch, Truist Bank, Truist Securities, Inc., SunTrust Robinson Humphrey, Inc., Golub Capital LLC, Capital One, National Association, Morgan Stanley Senior Funding Inc. and JPMorgan Chase Bank, N.A.

(d)(1)	Agreement and Plan of Merger, dated as of October 30, 2020, among Inspire Brands, Inc., Vale Merger Sub, Inc. and Dunkin’ Brands Group, Inc. (incorporated by reference to Exhibit 2.1 to Dunkin’ Brands Group, Inc.’s Current Report on Form 8-K filed on November 2, 2020).

(d)(2)*	Equity Commitment Letter, dated as of October 30, 2020, pursuant to which Roark Capital Partners II Sidecar LP, Roark Capital Partners V (T) LP, Roark Capital Partners V (TE) LP, Roark Capital Partners V (OS) LP, Roark Diversified Restaurant Fund II LP and RC V Vale LLC have committed cash as capital to Parent.

(d)(3)*	Limited Guaranty, dated as of October 30, 2020, delivered by Roark Capital Partners II Sidecar LP, Roark Capital Partners V (T) LP, Roark Capital Partners V (TE) LP, Roark Capital Partners V (OS) LP, Roark Diversified Restaurant Fund II LP and RC V Vale LLC in favor of Dunkin’ Brands.

(d)(4)*	Confidentiality Agreement, dated as of October 5, 2020, 2020, by and between Dunkin’ Brands Group, Inc. and Inspire Brands, Inc.

(g)	None.

(h)	None.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

INSPIRE BRANDS, INC.

By:	/s/ Nils H Okeson
Name: Nils H. Okeson Title: Chief Administrative Officer, General Counsel and Secretary

VALE MERGER SUB, INC.

By:	/s/ Nils H Okeson
Name: Nils H. Okeson Title: Secretary

Dated: November 16, 2020

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated November 16, 2020.

(a)(1)(B)*	Letter of Transmittal, dated November 16, 2020.

(a)(1)(C)*	Notice of Guaranteed Delivery, dated November 16, 2020.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 16, 2020.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 16, 2020.

(a)(1)(F)*	Summary Advertisement, as published in The Wall Street Journal on November 16, 2020.

(a)(5)(A)	Joint Press Release issued by Inspire Brands, Inc. and Dunkin, Inc., dated November 2, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K by Dunkin’ Brands Group, Inc. filed on November 2, 2020).

(a)(5)(B)	Fact Sheet, dated November 2, 2020 (incorporated by reference to the Schedule TO-C filed by Vale Merger Sub, Inc. filed with the Securities and Exchange Commission on November 2, 2020).

(a)(5)(C)	Letter, dated November 2, 2020 from Paul Brown to Inspire Team Members (incorporated by reference to the Schedule TO-C filed by Vale Merger Sub, Inc. filed with the Securities and Exchange Commission on November 2, 2020).

(a)(5)(D)	Wall Street Journal Article, dated October 30, 2020 (incorporated by reference to the Schedule TO-C filed by Vale Merger Sub, Inc. filed with the Securities and Exchange Commission on November 2, 2020).

(a)(5)(E)	Townhall Presentation, dated November 2, 2020 (incorporated by reference to the Schedule TO-C filed by Vale Merger Sub, Inc. filed with the Securities and Exchange Commission on November 3, 2020).

(a)(5)(F)	Townhall Presentation, dated November 4, 2020 (incorporated by reference to the Schedule TO-C filed by Vale Merger Sub, Inc. filed with the Securities and Exchange Commission on November 4, 2020).

(a)(5)(G)	Newsletter, dated November 13, 2020 (incorporated by reference to the Schedule TO-C filed by Vale Merger Sub, Inc. filed with the Securities and Exchange Commission on November 13, 2020).

(b)(1)*	Amended and Restated Base Indenture, dated as of July 31, 2020, by and among Arby’s Funding, LLC, as issuer, and Citibank, N.A., as trustee and securities intermediary.

(b)(2)*	Series 2020-1 Supplement to Amended and Restated Base Indenture, dated as of July 31, 2020, by and among Arby’s Funding, LLC, as issuer, and Citibank, N.A., as trustee and series 2020-1 securities intermediary.

(b)(3)*	Class A-1 Note Purchase Agreement (Series 2020-1 Class A-1 Notes), dated as of July 31, 2020, by and among Arby’s Funding, LLC, as issuer, the guarantors party thereto, Arby’s Restaurant Group, Inc., as manager, the conduit investors party thereto, the committed note purchasers party thereto, the funding agents party thereto, and Coöperatieve Rabobank U.A., New York Branch, as L/C provider, swingline lender and administrative agent.

Exhibit No.	Description

(b)(4)*	Second Amended and Restated Commitment Letter, dated as of November 12, 2020, among IRB Holding Corp., Barclays Bank PLC, Credit Suisse Loan Funding LLC, Credit Suisse AG, Cayman Islands Branch, Wells Fargo, Securities, LLC, Wells Fargo Bank, N.A., Goldman Sachs Bank USA, KeyBanc Capital Markets Inc., KeyBank National Association, Coöperatieve Rabobank U.A., New York Branch, Truist Bank, Truist Securities, Inc., SunTrust Robinson Humphrey, Inc., Golub Capital LLC, Capital One, National Association, Morgan Stanley Senior Funding Inc. and JPMorgan Chase Bank, N.A.

(d)(1)	Agreement and Plan of Merger, dated as of October 30, 2020, among Inspire Brands, Inc., Vale Merger Sub, Inc. and Dunkin’ Brands Group, Inc. (incorporated by reference to Exhibit 2.1 to Dunkin’ Brands Group, Inc.’s Current Report on Form 8-K filed on November 2, 2020).

(d)(2)*	Equity Commitment Letter, dated as of October 30, 2020, pursuant to which Roark Capital Partners II Sidecar LP, Roark Capital Partners V (T) LP, Roark Capital Partners V (TE) LP, Roark Capital Partners V (OS) LP, Roark Diversified Restaurant Fund II LP and RC V Vale LLC have committed cash as capital to Parent.

(d)(3)*	Limited Guaranty, dated as of October 30, 2020, delivered by Roark Capital Partners II Sidecar LP, Roark Capital Partners V (T) LP, Roark Capital Partners V (TE) LP, Roark Capital Partners V (OS) LP, Roark Diversified Restaurant Fund II LP and RC V Vale LLC in favor of Dunkin’ Brands.

(d)(4)*	Confidentiality Agreement, dated as of October 5, 2020, 2020, by and between Dunkin’ Brands Group, Inc. and Inspire Brands, Inc.

(g)	None.

(h)	None.

*	Filed herewith.